Sanofi-aventis Interim Report First half of 2005

1.	Interim report for the first half of 2005

1.1	Introduction and key figures

As a result of the acquisition of control of Aventis by Sanofi-Synthélabo (renamed sanofi-aventis) on August 20, 2004, consolidated financial information for the sanofi-aventis Group for the year ended December 31, 2004 includes the financial statements of Aventis and its subsidiaries from August 20, 2004.

To give a better representation of our business performance, sanofi-aventis has decided to comment specifically on our financial information for the first half of 2005 as compared with pro forma financial information for the first half of 2004, which reflects the activities of the two groups as though the acquisition had occurred on January 1, 2004. This pro forma information incorporates the impact of remeasuring assets at fair value, except for the recognition of an increase in cost of sales due to the workdown of inventories remeasured at fair value.

Sanofi-aventis also believes that the concept of “adjusted net income” (unaudited) will give investors a better understanding of the operational performance of the new entity. “Adjusted net income” is defined as net income adjusted for the material impacts of the application of purchase accounting to the Aventis acquisition, and for certain costs associated with the acquisition.

For definitions of “pro forma” and “adjusted pro forma” financial information, refer to the appendices. All financial information in this report is prepared in accordance with international financial reporting standards (IFRS) unless otherwise indicated.

The table below shows key first-half figures:

(€ million)	H1 2005 consolidated	H1 2005 pro forma	H1 2004 pro forma	Change pro forma
Net income	1,087	1,277	1,068	+19.6%
Plus: material impacts of application of purchase accounting to Aventis deal
- elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	171	N/A	N/A
- elimination of amortization and impairment of Aventis intangible assets, net of tax and minority interests	1,252	1,252	1,227
- elimination of expense arising from workdown of acquired inventories: impact on associates	19	-	-
- elimination of amortization and impairment of Aventis intangible assets: impact on associates	42	42	41
Elimination of restructuring costs, net of tax	397	397	-
Adjusted net income	2,968	2,968	2,336	+27.1%

Adjusted earnings per share (in euros)	2.22	2.22	1.76	+26.1%

***

Consolidated financial statements

Consolidated financial information for the year ended December 31, 2004 includes the consolidated financial statements of Aventis and its subsidiaries with effect from August 20, 2004 only. Consequently, results for the first half of 2005 are not comparable with those for the first half of 2004.

Consolidated net sales of sanofi-aventis (formerly Sanofi-Synthélabo) and its subsidiaries (the “Group”) for the first half of 2005 were €13,104 million, compared with €4,394 million in the first half of 2004. This substantial increase was due to the consolidation of Aventis with effect from August 20, 2004.

The Group reported consolidated net income of €1,087 million, against €1,115 million for the comparable period of the previous year.

Earnings per share for the first half of 2005 came to €0.81, compared with €1.63 for the first half of 2004.

Adjusted consolidated net income was €2,968 million, again compared with consolidated net income of €1,115 million for the first half of 2004.

Adjusted consolidated earnings per share was €2.22, an increase of 36.2% relative to the consolidated earnings per share figure of €1.63 for the comparable period of 2004.

***

Pro forma statement of income

Sanofi-aventis and its subsidiaries (the “Group”) reported net sales of €13,104 million in the first half of 2005, an increase of 11.0% on a comparable basis (see Appendices for definition) and 7.4% on a reported basis.

Pro forma operating income – current came to €2,482 million compared with €1,511 million for the first half of 2004, a rise of 64.3%. It represented 18.9% of pro forma net sales, versus 12.4% in the previous year.

Pro forma net income was €1,277 million, 19.6% up on the 2004 first-half figure of €1,068 million.

***

Adjusted pro forma net income

Adjusted pro forma net income for the first half of 2005 amounted to €2,968 million, 27.1% up on the 2004 first-half figure. Adjusted pro forma earnings per share was €2.22, compared with €1.76 in 2004, a year-on-year increase of 26.1%.

1.2    Highlights of the first half of 2005

1.2.1 Pharmaceuticals

Highlights of the first half of 2005 for the pharmaceuticals business:

•

On January 10, 2005, sanofi-aventis reaffirmed its commitment to develop the Vascular Endothelial Growth Factor (VEGF) Trap program in oncology, in collaboration with Regeneron Pharmaceuticals Inc. The companies will evaluate the VEGF Trap in a variety of cancer types, both in single-agent studies and in combination with chemotherapy. Sanofi-aventis also announced that Regeneron had earned a $25 million clinical development milestone payment.

•

On January 11 2005, sanofi-aventis announced it had obtained European approval for two new indications for Taxotere® (docetaxel) for treatment of breast cancer. The first was for Taxotere® in association with doxorubicin and cylophosphamide (TAC protocol), for the adjuvant treatment (post-operative) of patients with operable node-positive breast cancer. The second was for Taxotere® in association with Herceptin® (trastuzumab), for the treatment of patients with metastatic breast cancer whose tumors over-express the Her2 gene. These two approvals were based on the results of two large randomized international clinical trials.

•

On February 3, 2005, sanofi-aventis announced the approval by the United States Food and Drug Administration of Eloxatin® INJECTION, a new formulation of Eloxatin®. This new formulation does not require reconstitution, making it simpler for doctors and nurses to administer the drug.

•

On March 2, 2005, Pfizer Inc. and sanofi-aventis announced that the FDA had accepted for filing a new drug application for Exubera® (inhaled human insulin powder). A dry powder form of insulin inhaled before meals via a specially-designed inhaler, Exubera® had been tested in over 3,500 patients, some of whom were treated for more than 7 years. The companies are seeking approval to market Exubera® for adults with type 1 or type 2 diabetes. Exubera® is also currently under review by the European Medicines Agency.

•

On March 9, 2005, sanofi-aventis presented the results of two major clinical trials (COMMIT and CLARITY) to the Annual Scientific Session of the American College of Cardiology. The results of the trials showed that the antiplatelet agent clopidogrel, when given on top of standard therapy, improved coronary perfusion and reduced mortality in patients with acute myocardial infarction (heart attack).

•	On April 11, 2005, sanofi-aventis announced that the FDA had issued an approvable letter for Ambien CR™ (zolpidem extended release) for the treatment of insomnia.

•

On April 15, 2005, the first-year results of the RIO-Europe (Rimonabant In Obesity - Europe) study were published. RIO-Europe is a two-year phase III clinical trial which compares rimonabant, the first agent in a new therapeutic class known as selective cannabinoid type 1 (CB1) blockers, with placebo. The report concluded that rimonabant held therapeutic promise in improving several cardiovascular and metabolic risk factors.

•

At the Annual Meeting of the American Society of Clinical Oncology (ASCO), held from May 13 through May 17, 2005 at Orlando (Florida), sanofi-aventis presented the results of key clinical trials on the anti-cancer drug Eloxatin® (oxaliplatin). The results of these trials confirmed the role of Eloxatin® in the treatment of early and metastatic phases of colon cancer, in combination with other chemotherapeutic drugs and with new biological agents.

•

The same ASCO meeting saw the presentation of the definitive results of the largest-ever international study of the treatment of gastric cancer, which demonstrated that the patient group treated with chemotherapy associating Taxotere®, cisplatin and 5-fluorouracil had a significantly better survival rate than the patient group receiving the standard treatment (cisplatin and 5-fluorouracil).

•

On May 24, 2005, the results of the COBRA (Community-acquired pneumonia Outcome in high Bacterial Resistance Areas) study were presented. This study demonstrated that the clinical efficacy of Ketek® (telithromycin) was superior to that of standard antibiotic therapy for treatment of mild to moderate community-acquired pneumonia (CAP).

•

On June 1, 2005, the results were published of a landmark phase III study demonstrating that an early-stage adjuvant post-operative regimen based on Taxotere® (docetaxel) significantly reduced the risk of death or recurrence in women with operable node-positive breast cancer.

•

On June 12, 2005, the results were announced of the RIO-Diabetes phase III clinical trial on rimonabant, which demonstrated significantly improved HbA1c (a measure of blood sugar control) and cardiometabolic risk factors in patients with type 2 diabetes. New drug applications were filed for rimonabant in the United States and Europe during the second quarter of 2005.

•

On June 13, 2005, data from two studies presented at the American Diabetes Association (ADA) demonstrated that basal insulin therapy with Lantus® (insulin glargine) achieved target glycemic control in poorly-controlled type 2 diabetes, with comparable rates of hypoglycemia.

•

On June 18, 2005, two studies were presented at the European Society of Hypertension (ESH) meeting in Milan. These studies demonstrated that administering the angiotensin II receptor antagonist Aprovel®/Avapro®/Karvea® (irbesartan) combined with a diuretic (hydrochlorothiazide) helped a large majority of hypertensive patients to achieve blood pressure treatment goals that they had been unable to achieve on monotherapy.

•	On June 23, 2005, sanofi-aventis announced that the FDA had accepted for filing a new drug application for rimonabant.

1.2.2 Vaccines

Highlights of the first half of 2005 for the vaccines business:

•	On January 17, 2005, sanofi pasteur announced that the Menactra® vaccine had been licensed in the United States for protection against invasive meningococcal infections.

•

On March 17, 2005, sanofi pasteur announced that it had filed a supplemental application with the FDA to broaden the age indication for its new Menactra® vaccine against meningococcal infections to include children aged from 2 through 10 years.

•

On March 31, 2005, sanofi pasteur announced that it had obtained a license from the Agence Française de Sécurité Sanitaire des Produits de Santé (AFSSAPS) for a new polio vaccine, the first to have been developed for decades. The new vaccine – Monovalent Oral Polio Vaccine 1 or mOPV1 – will initially be used in Egypt, and will play a crucial role in the new World Health Organization (WHO) strategy for ending polio transmission by the end of the year.

•

On April 1, 2005, sanofi-aventis announced that the U.S. Health and Human Services Department had awarded a $97 million contract to sanofi pasteur to speed the production process for new cell-culture pandemic influenza vaccines. This major initiative in U.S. public health reinforces sanofi pasteur’s leadership in global pandemic preparedness.

•

On June 13 2005, sanofi pasteur announced that the FDA had licensed AdacelTM in the United States for the protection of adolescents and adults against tetanus, diphtheria and pertussis (whooping cough).

1.2.3 Other highlights of the first half of 2005

Other highlights of the first half of 2005 included:

•

On March 11, 2005, sanofi-aventis announced that it had learned through the Canadian Ministry of Health website that Novopharm Limited had obtained marketing approval in Canada for a product claiming to be generic enoxaparin. Aventis Pharma Inc. and Aventis Pharma S.A., both sanofi-aventis companies, have brought an action in the Federal Court against Novapharm for infringement of patent 2045433, which protects Lovenox®. Sanofi-aventis intends to defend vigorously its legal rights with respect to this patent.

•

On March 22, 2005, the Canadian Federal Court of Ottawa granted sanofi-aventis’ application for an order of prohibition against the Minister of Health in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian court rejected Apotex’s challenge to the Plavix® patent and held that the asserted claims were novel and not obvious, and had been infringed.

•

On April 13, 2005, Rhodia notified sanofi-aventis of its request for ad hoc arbitration concerning its claims for the indemnification of alleged costs related to environmental and pension liabilities. Sanofi-aventis intends to defend these claims vigourously.

•

On June 15, 2005, the U.S. District Court for the Central District of California granted the Motion for Summary Judgment for inequitable conduct filed by Amphastar Pharmaceuticals, Inc. in the sanofi-aventis Group’s suit against Amphastar and Teva Pharmaceuticals USA, Inc. for infringement of US Patent n° 5,389,618 (‘618 patent”) by their proposed generic versions of Lovenox®.

1.3    Consolidated financial statements for the first half of 2005

1.3.1 Consolidated results(1) for the first half of 2005

The consolidated financial statements for the first half of 2004 do not include the financial statements of Aventis and its subsidiaries, which have been consolidated by sanofi-aventis only since August 20, 2004. Consequently, percentage changes in consolidated data between the first half of 2004 and the first half of 2005 are not representative of actual trends in the Group’s performance.

The table below shows the main components of consolidated operating income for the first half of 2004 and the first half of 2005:

(IFRS)	First half of 2005 consolidated		First half of 2004 consolidated
(€ million)		as % of net sales		as % of net sales
Net sales	13,104	100.0%	4,394	100.0%

Other revenues	548		324

Cost of sales	(3,690)	(28.2%)	(1,051)	(23.9%)

Gross profit	9,962	76.0%	3,667	83.5%

Research & development expenses	(1,902)	(14.5%)	(707)	(16.1%)

Selling & general expenses	(3,949)	(30.1%)	(1,393)	(31.7%)

Other current operating income	133		37

Other current operating expenses	(64)		(6)

Amortization of intangibles	(1,970)		(67)

Operating income – current	2,210	16.9%	1,531	34.8%

Restructuring costs	(638)		-

Impairment of property, plant & equipment and intangibles	(106)		-

Other operating income and expenses	7		9

Operating income	1,473	11.2%	1,540	35.0%

Financial income/(expense), net	(205)		9

Income tax expense	(232)		(500)

Share of profit/(loss) of associates	208		183

Minority interests	(157)		(117)

Net income	1,087	8.3%	1,115	25.4%

(1) The interim consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

a.	Net sales

Consolidated net sales for the first half of 2005 amounted to €13,104 million, compared with €4,394 million for the first half of 2004.

b.	Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled €548 million, compared with €324 million for the first half of 2004. The increase was mainly due to higher revenues from the worldwide alliance with Bristol-Myers Squibb on Plavix® and Aprovel®, and the inclusion in 2005 of income from the Actonel® alliance with Procter & Gamble.

c.	Gross profit

Gross profit totaled €9,962 million, against €3,667 million in the first half of 2004.

The gross margin rate for the first half of 2005 was 76.0%, compared with 83.5% in the first half of 2004. The drop in gross margin rate was due in particular to the increase in cost of sales arising from the workdown during the period of part of the acquired inventory remeasured at fair value following the acquisition of Aventis.

d.	Research and development expenses

Research and development expenses were €1,902 million, compared with €707 million in the first half of 2004, due to the inclusion of Aventis.

e.	Selling and general expenses

Selling and general expenses were €3,949 million in the first half of 2005, against €1,393 million in the first half of 2004, due to the inclusion of Aventis.

f.	Other current operating income

This line mainly includes the share of profits from the alliances with Procter & Gamble Pharmaceuticals, Altana, Fujisawa, Sankyo and Teva to which the Group is entitled. In the first half of 2005, income recorded on this line totaled €130 million, compared with €37 million in the first half of 2004.

The increase in this line was due primarily to the Group’s share of profits generated by non-consolidated sales of Actonel® and by other Aventis alliances.

g.	Other current operating expenses

This item mainly comprises the share of profits to which the Group’s alliance partners are entitled under product marketing agreements, and amounted to €64 million for the first half of 2005 compared with €6 million for the first half of 2004.

The increase reflects the inclusion in this line of the Actonel® alliance with Procter & Gamble.

h.	Amortization of intangibles

Amortization of intangibles charged to income during the first half of 2005 came to €1,970 million, against €67 million in the comparable period of 2004. The year-on-year change reflects amortization charged on Aventis intangible assets remeasured at fair value.

i.	Operating income – current

“Operating income – current” for the first half of 2005 was €2,210 million, compared with €1,531 million for the first half of 2004.

j.	Restructuring costs

Restructuring costs for the first half of 2005, totaling €638 million, related primarily to the Aventis acquisition, including costs such as early retirement benefits, compensation for early termination of commercial contracts, and site rationalization costs.

k.	Impairment of property, plant and equipment and intangibles

A charge of €106 million was recorded for impairment of property, plant and equipment and intangibles in the first half of 2005.

l.	Other operating income/expense, net

Net other operating income for the first half of 2005 was €7 million, compared with €9 million in the first half of 2004.

m.	Operating income

As a result of the various factors described above, in particular the inclusion of Aventis in the consolidation, 2005 first-half operating income was €1,473 million, equivalent to 11.2% of net sales, against €1,540 million in 2004.

n.	Other comments

The Group recorded net financial expense of €205 million in the first half of 2005, reflecting the financing of the Aventis acquisition, compared with net financial income of €9 million in the first half of 2004.

Income tax expense was €232 million, against €500 million in the first half of 2004.

After a net contribution from associates of €208 million (vs. €183 million in the first half of 2004) and minority interests of €157 million (vs. €117 million), consolidated net income for the period was €1,087 million, compared with €1,115 million for the first half of 2004.

1.3.2 Adjusted consolidated net income (unaudited)

Adjusted consolidated net income for the first half of 2005 amounted to €2,968 million, and adjusted earnings per share for the period was €2.22.

Reconciliation of consolidated net income to adjusted consolidated net income

(€ million)	First half of 2005 consolidated
Net income	1,087
Plus: material impacts of application of purchase accounting to Aventis deal
- elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	171
- elimination of amortization and impairment of Aventis intangible assets, net of tax and minority interests	1,252
- elimination of expense arising from workdown of acquired inventories: impact on associates	19
- elimination of amortization and impairment of Aventis intangible assets: impact on associates	42
Elimination of restructuring costs, net of tax	397
Adjusted net income	2,968
Adjusted earnings per share (in euros)	2.22

1.3.3 Consolidated statements of cash flows

Due to the acquisition of Aventis during the second half of 2004, and the fact that the cash flows derived from the operations of Aventis and its subsidiaries have been consolidated only since August 20, 2004, trends in consolidated cash flows between the first half of 2004 and the first half of 2005 are not representative of actual trends in the Group’s performance.

In the first half of 2005, net cash provided by operating activities amounted to €3,396 million, and net cash used in investing activities to € (403) million.

Net cash used in financing activities amounted to €2,508 million, including a dividend payout of €1,606 million.

After taking account of the impact of exchange rates, there was a net increase of €424 million in cash and cash equivalents during the first half of 2005.

1.3.4 Consolidated balance sheets

The balance sheet at December 31, 2004 reflects the effects of a review of certain Aventis assets and liabilities carried out in accordance with IFRS 3 within the 12-month period allowed for the determination and assignment of the fair values of identifiable assets, liabilities and contingent liabilities initially recognized on a provisional basis.

Total assets at June 30, 2005 were €89,313 million, an increase of €3,906 million relative to the December 31, 2004 figure of €85,407 million.

The main changes in balance sheet items were as follows:

•	Shareholders’ equity stood at €44,614 million at June 30, 2005, compared with €41,523 million at December 31, 2004.

•	Goodwill increased by a net amount of €1.5 billion, mainly as a result of changes in the US dollar/euro exchange rate.

•

Consolidated net debt amounted to €12.8 billion, against €14.2 billion at December 31, 2004. Gearing fell from 34.2% to 28.7%. (Consolidated net debt is defined as short-term debt plus long-term debt, minus cash and cash equivalents and short-term investments.)

At June 30, 2005, sanofi-aventis held 59.5 million of its own shares, netted off shareholders’ equity, representing 4.26% of the share capital. Sanofi-aventis did not repurchase any of its own shares in the first half of 2005.

1.4	Adjusted pro forma financial statements for the first half of 2005 (unaudited)

In order to give investors a better understanding of the underlying economic performance of the Group, pro forma financial information (unaudited) for the first half of 2005 is presented below and compared with pro forma financial information (unaudited) for the first half of 2004. This pro forma financial information reflects the operations of the combined groups as though the acquisition had taken place on January 1, 2004 and incorporates the impact of the remeasurement of assets at fair value, except for the recognition of the increase in cost of sales arising from the workdown of inventories remeasured at fair value.

1.4.1 Net sales

a.	Net sales by business line

In the first half of 2005, sanofi-aventis generated net sales of €13,104 million, against €11,807 million for the same period of 2004 on a comparable basis (i.e. excluding the effect of changes in Group structure and exchange rate movements), a rise of 11.0%.

Exchange rate movements had a negative effect of -2.4 points, most of which was due to the weakening of the US dollar. Changes in Group structure (mainly divestments of products by Aventis in the first half of 2004) had an unfavorable effect of -1.1 points. After allowing for these impacts, reported-basis growth was 7.4%.

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

The pharmaceuticals business reported 2005 first-half net sales of €12,402 million, a rise of 11.0%. This compares with a 6.8% growth rate for the world pharmaceuticals market (IMS all available channels YTD May 2005).

Net sales of the top 15 products in the first half of 2005 were up 17.3% at €7,793 million, representing 62.8% of pharmaceuticals net sales, compared with 59.5% in the first half of 2004.

€ million	H1 2005 net sales	Change on a comparable basis
Lovenox®	1,020	+16.7%
Plavix®	974	+20.7%
Allegra®	818	+13.0%
Taxotere®	764	+10.9%
Stilnox®/Ambien®	670	+8.9%
Eloxatin®	719	+39.6%
Lantus®	544	+51.1%
Tritace®	464	-0.9%
Aprovel®	436	+13.8%
Copaxone®	406	+23.8%

Amaryl®	347	+8.4%
Actonel®	176	+28.5%
Depakine®	157	+5.4%
Xatral®	157	+16.3%
Nasacort®	141	+2.2%

Total	7,793	+17.3%

Net sales generated by the rest of the portfolio in the first half of 2005 were €4,609 million, a rise of 1.8%.

Human Vaccines

In the first half, consolidated net sales for the Human Vaccines business were up 10.4% at €702 million.

Menactra®, launched in the United States in March 2005, posted net sales of €70 million to end June. An additional application for the 2-10 age group was filed with the FDA in March.

The fine performance by Adult Booster vaccines benefited from the US launch of Decavac® in January 2005.

€ million	H1 2005 net sales	Change on a comparable basis
Polio/Whooping Cough/Hib Vaccines	258	-7.4%
Adult Booster Vaccines	121	+27.1%
Influenza Vaccines	64	+ 31.6%
Travel Vaccines	80	-7.8%
Meningitis/Pneumonia Vaccines	98	+113.0%
Other Vaccines	81	+1.3%

Total	702	+10.4%

Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, generated first-half sales of €281 million in 2005, up 10.6%.

b.	Net sales by geographical region

€ million	H1 2005 net sales	Change on a comparable basis
Europe	6,075	+9.3%
United States	4,404	+16.2%
Other Countries	2,625	+6.9%

Total	13,104	+11.0%

In Europe, first-half sales growth was propelled by a strong showing from the entire portfolio. Despite price-control measures in Italy, Spain and the United Kingdom, European sales growth strengthened in the second quarter.

In the United States, sales growth reached 16.2% in the first half, buoyed by fine performances from Lantus® (up 49.6%), Eloxatin® (up 41.7%), Lovenox® (up 18.7%) and Copaxone® (up 23.6%).

Net sales in other countries rose by 6.9% in the first half, to €2,625 million. The fine performance in Japan (up 9.8% at €548 million) was driven by sales of Allegra®.

c.	Developed sales

Pro forma developed sales give an indication of the overall presence of sanofi-aventis products in the market. When sanofi-aventis refers to “developed sales” of a product, it means consolidated net sales, excluding sales of product to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/ Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/Myslee®). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

In the first half of 2005, developed sales were €14,622 million, an increase of 11.6% on a comparable basis.

Reconciliation of first-half developed sales for 2005 and 2004

€ million	H1 2005	H1 2004

Pro forma comparable-basis net sales	13,104	11,807
Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	1,192	973
Non-consolidated sales of Aprovel®/Avapro®/Karvea® net of sales of product to Bristol-Myers Squibb	290	284
Non-consolidated sales of Stilnox®/Myslee® net of sales of product to Fujisawa	36	33

Developed sales	14,622	13,097

Developed sales of Plavix®/Iscover®:

€ million	H1 2005	Change on a comparable basis

Europe	757	+21.7%
United States	1,147	+21.5%
Other Countries	262	+22.4%

Total	2,166	+21.7%

In the United States, total prescriptions (TRx) of Plavix® rose by 14.6% in the first half of 2005 (source: IMS NPA 3 channels YTD June 2005), while cardiology hospital penetration of the product improved over the period (source: SDI May 2005 update).

Both partners (sanofi-aventis and BMS) are continuing to step up their promotional efforts on this product.

Developed sales of Aprovel®/Avapro®/Karvea®:

€ million	H1 2005	Change on a comparable basis
Europe	387	+12.2%
United States	199	0.0%
Other Countries	140	+13.8%

Total	726	+8.8%

In the United States, total prescriptions of Avapro® (TRx) advanced by 14.3% in the first half of 2005 (source: IMS NPA 3 channels YTD June 2005), compared with ARB market growth of 11.6% (source: IMS NPA 3 channels YTD June 2005). At end June 2005, the product had market share of 15% (source: IMS NPA 3 channels Q2 2005).

1.4.2 Pro forma results for the first half of 2005

Sanofi-aventis pro forma income statements

€ million	First half of 2005 pro forma		First half of 2004 pro forma
		as % of net sales			as % of net sales
Net sales	13,104	100.0%	12,196	*	100.0%

Other revenues	548		507
Cost of sales	(3,418)	(26.1%)	(3,379)		(27.7%)

Gross profit	10,234	78.1%	9,324		76.5%

Research & development expenses	(1,902)	(14.5%)	(1,909)		(15.7%)
Selling & general expenses	(3,949)	(30.1%)	(3,911)		(32.1%)
Other current operating income	133		89
Other current operating expenses	(64)		(48)
Amortization of intangibles	(1,970)		(2,034)

Operating income – current	2,482	18.9%	1,511		12.4%

Restructuring costs	(638)		(99)
Impairment of property, plant & equipment and intangibles	(106)		-
Other operating income and expenses	7		194

Operating income	1,745	13.3%	1,606		13.2%

* see appendices pages 23 (Reconciliation of pro forma reported net sales to pro forma comparable net sales for the first half of 2004)

a.	Pro forma net sales

(see above)

b.	Pro forma other revenues

Other revenues for the first half of 2005 came to €548 million. The worldwide alliance with Bristol-Myers Squibb on Plavix® and Aprovel® alone accounted for royalty income of €346 million and royalty expense of €37 million (versus €292 million and €32 million respectively for the first half of 2004).

c.	Pro forma gross profit

Pro forma gross profit was up 9.8% at €10,234 million, compared with €9,324 million in the first half of 2004. The gross margin rate for the first half of 2005 was 78.1%, against 76.5% for the comparable period in 2004.

This sharp rise in the gross margin rate reflects an improvement in cost of sales, which as a proportion of net sales fell from 27.7% in the first half of 2004 to 26.1% in the first half of 2005 thanks to a better product mix, high capacity utilization, purchasing efficiencies and an improved distribution performance.

d.	Pro forma research and development expenses

Pro forma research and development expenses, at €1,902 million, represented 14.5% of pro forma net sales and were virtually unchanged from the comparable period of 2004 (down 0.4%).

This level of expenditure reflects the discontinuation of some R&D collaborations entered into by Aventis.

The Group continued to focus its R&D efforts on seven key areas of expertise (cardiovascular, thrombosis, oncology, central nervous system, internal medicine, metabolic disorders and vaccines).

The major ongoing clinical trials programs proceeded as planned, both in the life cycle management of products already on the market such as Plavix®, Aprovel®/Avapro®, Eloxatin®, Xatral®, Lantus® and Lovenox®, and on new molecules in phase III of development such as rimonabant (metabolic syndrome, obesity, smoking cessation), dronedarone (atrial fibrillation), zolpidem MR (new formulation of Stilnox®/ Ambien®), xaliprodene (Alzheimer’s disease), tirapazamine (head and neck cancer), and idraparinux (secondary prevention of thromboembolic events).

e.	Pro forma selling and general expenses

Pro forma selling and general expenses remained well under control at €3,949 million for the first half of 2005, up 1.0% on the comparable period of 2004, and equivalent to 30.1% of net sales (versus 32.1% for the first half of 2004).

Selling expenses are rising in line with sales, while general expenses are sharply down.

f.	Pro forma other current operating income

Other current operating income rose by 49.4% to €133 million.

This marked increase was mainly due to the Group’s share of profits generated by non-consolidated sales of Actonel®.

g.	Pro forma other current operating expenses

Pro forma other current operating expenses, mainly comprising the share of profits to which the Group’s alliance partners are entitled under product marketing agreements, amounted to €64 million in the first half of 2005, compared with €48 million in the first half of 2004.

h.	Pro forma amortization of intangibles

Amortization of intangibles totaled €1,970 million in the first half of 2005, against €2,034 million in the first half of 2004. This mainly comprises amortization charged on intangible assets remeasured at fair value at the time of the Aventis acquisition.

i.	Pro forma operating income – current

“Operating income – current” for the first half of 2005 was €2,482 million, 64.3% higher than the 2004 first-half figure of €1,511 million, mainly due to the improvement in gross margin.

“Operating income – current” represented 18.9% of net sales, compared with 12.4% in the first half of 2004.

j.	Pro forma restructuring costs

Restructuring costs of €638 million were recorded in the first half of 2005, mainly for restructuring carried out following the acquisition of Aventis. The restructuring costs of €99 million recognized in the first half of 2004 related to programs initiated by Aventis prior to the acquisition.

k.	Pro forma impairment of property, plant and equipment and intangibles

Pro forma impairment of property, plant and equipment and intangibles for the first half of 2005 was €106 million, and related mainly to certain Aventis products and research programs.

l.	Pro forma other operating income/expense, net

Net pro forma other operating income for the first half of 2005 was €7 million, against €194 million for the first half of 2004.

In the first half of 2004, this line included €348 million of gains on disposals and €161 million in bid defense costs. By contrast, the main item recorded in the first half of 2005 was €6 million of gains on disposals.

m.	Pro forma operating income

Pro forma operating income for the first half of 2005 was €1,745 million, compared with €1,606 million for the first half of 2004.

n.	Pro forma financial income/expense

Net financial expense was €205 million, against €393 million in the first half of 2004.

This very marked reduction was largely due to:

-    the remeasurement of listed securities and derivatives held by sanofi-aventis;

-    a sharp reduction in interest expense, reflecting a reduction in both the cost and the amount of debt capital.

o.	Pro forma income tax expense

The tax charge for the period was €332 million, an effective rate of 21.6%, compared with 17.1% for the first half of 2004.

p.	Pro forma share of profit/loss of associates

The net contribution from associates was €227 million, compared with €192 million in the first half of 2004, an increase of 18.2%. This growth rate was adversely affected by the dollar/euro exchange rate.

This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€183 million, versus €158 million for the first half of 2004).

q.	Pro forma minority interests

Minority interests in net income for the first half of 2005 were €158 million, compared with €130 million for the first half of 2004.

This includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€138 million, compared with €115 million for the first half of 2004).

r.	Pro forma consolidated net income

Consolidated net income was €1,277 million, compared with €1,068 million in the first half of 2004, an increase of 19.6%.

Consolidated earnings per share was €0.96, against €0.81 for the first half of 2004.

1.4.3 Adjusted pro forma results

a.	Adjusted pro forma net income

Adjusted pro forma net income for the first half of 2005 was €2,968 million, up 27.1% on the 2004 first-half figure of €2,336 million, and equivalent to 22.6% of net sales (versus 19.2% for the first half of 2004).

b.	Adjusted earnings per share

Adjusted EPS is a specific financial indicator, which sanofi-aventis defines as adjusted net income divided by the weighted average number of shares outstanding.

2005 first-half adjusted earnings per share was €2.22, 26.1% higher than the 2004 first-half figure of €1.76, based on an average of 1,335,141,552 shares for the first half of 2005 compared with 1,325,459,971 for the first half of 2004.

1.5     Significant post balance sheet events

•

On July 5, 2005, sanofi-aventis and Daiichi Pharmaceutical Co., Ltd. announced the signature of an agreement to transfer all commercial rights to Plavix® (clopidogrel) in Japan from Daiichi and a jointly-held partnership to sanofi-aventis Japan. Plavix® was submitted for registration with the Japanese Ministry of Health, Labor and Welfare on February 24, 2004, and the review of this application is ongoing.

•	On July 12, 2005, the squeeze-out of the minority shareholders of Hoechst AG was registered.

•

On August 5, 2005, sanofi-aventis announced that Aircoat had withdrawn the revocation action before the Scottish Court of Session by which it had sought to invalidate the sanofi-aventis patent claiming clopidogrel bisulfate (Plavix®) in the United Kingdom. This action was originally announced in January 2005.

•

On August 8, 2005, sanofi-aventis announced that all the remaining interests held by its subsidiary Hoechst in Wacker-Chemie GmbH had been sold to an affilate of the Wacker family, which now has 100% control of the company.

•

On August 18, 2005 – The sanofi-aventis Group announced that the Journal of Clinical Oncology has published the results of a phase III trial which demonstrate that treatment with Taxotere® (docetaxel) Injection Concentrate significantly improved overall survival and median time to disease progression compared with paclitaxel in women with advanced breast cancer whose disease had progressed after previous treatment with an anthracycline-based therapy.

1.6     Sanofi-aventis parent company financial statements for the first half of 2005 (French GAAP)

The statement of income of the sanofi-aventis parent company for the six months to June 30, 2005, prepared under French generally accepted accounting principles (French GAAP), shows income before tax and exceptional items of €532 million, compared with €674 million for the six months to June 30, 2004.

2.	Appendices

Comparable sales

When sanofi-aventis refers to the change in our sales on a “comparable” basis, it means sanofi-aventis excludes the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

For any two periods, sanofi-aventis excludes the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

Sanofi-aventis also excludes the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which sanofi-aventis owned the entity or product rights based on sales information received from the party from whom sanofi-aventis makes the acquisition. Similarly, sanofi-aventis excludes sales in the relevant portion of the prior period when sanofi-aventis has sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of pro forma reported net sales to pro forma comparable net sales for the first half of 2004

€ million	H1 2004
Pro forma reported net sales	12,196
Impact of changes in Group structure	(123)
Impact of exchange rates	(266)
Pro forma comparable net sales	11,807

Pro forma

The pro forma income statement is presented for comparability purposes as though the offer for Aventis, and the transactions described below, had occurred on January 1, 2004.

The basis of preparation of the pro forma income statement is as follows:

The income statement effect (net of tax) on consolidated entities and associates of the workdown of inventories remeasured at fair value at the time of the acquisition has not been reflected in the pro forma income statements for the six months ended June 30, 2005 and June 30, 2004.

The following adjustments were made in preparing the pro forma income statements for the six months ended June 30, 2004:

-	Reclassification of the following items in the historical financial statements of Aventis to conform with sanofi-aventis accounting practices:

·	amounts recognized for the amortization and impairment of intangible assets;
·	net gains on disposals of intangible assets;
·	revenues and expenses related to co-promotion operations.

-	Recognition ahead of the actual transaction date of the divestments of Aventis Behring to CSL, of Arixtra® and Fraxiparine® to GlaxoSmithKline, and of Campto® to Pfizer:

·	deconsolidation from the income statement of the operations and products involved, including amortization charged against the associated intangible assets;
·	recognition of the interest income arising on the sale proceeds, calculated on the basis of the price received on signature of the agreement at an effective annual interest rate of 3.6%;
·	elimination of net gains on the divestments that took place in the first half of 2004.

-	Other adjustments made in calculating 2004 first-half pro forma net income:

·      recognition of charges for the amortization of intangible assets and depreciation of property, plant and equipment identified in the purchase price allocation, computed over the useful lives of the assets in question;

·       elimination of historical amortization of actuarial gains and losses following recognition of employee benefits at fair value;

·      recognition of interest expense on the financing of the Aventis acquisition, calculated at an effective annual interest rate of 3.6%;

·      translation of foreign-currency items at the average exchange rate for the period in question;

·      recognition of deferred tax effects on the above adjustments.

Adjusted net income

Sanofi-aventis defines “adjusted net income”, a non-GAAP financial measure, as accounting net income adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) certain acquisition-related costs.

Sanofi-aventis believes that excluding the impacts of purchase accounting from net income will give investors a better understanding of the underlying economic performance of the new Group. In the income statement for the six months ended June 30, 2005 and the pro forma income statement for the six months ended June 30, 2004, the differences between pro forma adjusted net income and net income are mainly due to fair value remeasurement:

-	recognition of an increase in cost of sales due to the workdown of acquired inventory remeasured at fair value, net of tax;
-	amortization (and any impairment) charged against Aventis intangible assets remeasured at fair value, net of tax;
-	charges arising from the effect of the Aventis acquisition on associates;
-	acquisition-related integration and restructuring costs, net of tax;

-	any impairment of the goodwill arising on the Aventis acquisition.

Sanofi-aventis believes that eliminating non-recurring items such as the effect on cost of sales of the workdown of inventories remeasured at fair value improves comparability between periods.

Restructuring costs specifically related to the acquisition are also excluded from adjusted net income.

Management uses adjusted net income as an internal performance indicator, as a significant factor in determining incentive compensation targets, and as the basis for determining dividend policy for the combined Group.

3.	Contact details

Individual shareholders

Pierre-Michel Bringer

Tel. France: toll-free 0800 075 876

Tel. Europe: toll-free +33 800 075 876

Tel. USA: (1) 888 516 3002

Individual shareholders with registered shares: BNP Paribas

Tel. France: toll-free 0800 877 432

Tel. Europe: toll-free +33 800 877 432

Fax +33 1 53 77 91 57

E-mail: relations-actionnaires@sanofi-aventis.com

Postal address: sanofi-aventis

Shareholder Relations Department

174, avenue de France

75013 Paris, France

Institutional investors and analysts

Sanjay Gupta

Tel. Paris: +33 1 53 77 45 45

Tel. New York: (1) 212 551 40 18

E-mail: IR@sanofi-aventis.com

Postal address: sanofi-aventis

Investor Relations Department

174, avenue de France

75013 Paris, France

Media relations

Jean-Marc Podvin

Tel. +33 1 53 77 42 23

Fax + 33 1 53 77 42 65

Email: media-relations@sanofi-aventis.com

Postal address: sanofi-aventis

Media Relations Department

174, avenue de France

75013 Paris, France